Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Recent Developments

The Chilean Government

On June 15, 2023, Law No. 21,577 was published in the Official Gazette, to strengthen the prosecution of organized crime, establishing special investigatory powers and making more robust the confiscation of profits. Law No. 21,577 include amendments, inter alia, to (i) the Criminal Code, establishing that all convictions in criminal matters entail the confiscation of the proceeds of crime, if any, and transferring them to the Administrative Corporation of the Judiciary (Corporación Administrativa del Poder Judicial), which manages the courts’ resources, and (ii) the Code of Criminal Procedure, enabling the Public Prosecutor’s Office to require any service provider, with prior judicial authorization, to hand over stored information from telephone calls, correspondence or Internet data traffic of its clients.

On June 22, 2023, Law No. 21,584 was published in the Official Gazette granting an extraordinary contribution of Ps.60,000 to the beneficiaries of the “winter bonus” (Bono Invierno), which is a one-time payment granted to all persons who are at least 65 years old and meet the requirements set forth in Law No. 21,526 of 2022.

Taxation

On May 17, 2023, Congress approved the Mining Royalty bill, which establishes a special tax for copper mining activities (See “Republic of Chile—Recent Development—Taxation” in the Annual Report). Given that the bill contains provisions related to constitutional law, it must also be reviewed by the Constitutional Court. Once the bill receives approval from the Constitutional Court, it would be ready for promulgation and publication. If promulgated, the new law would come into effect on January 1, 2024; provided it will not apply to operators that have a special tax agreement with the Government until such tax agreement expires.

On June 22, 2023, the United States Senate approved the convention between the United States and Chile for the avoidance of double taxation and the prevention of fiscal evasion. Chile had already approved and ratified this convention in 2015 but likely a new ratification would be needed, due to the reservations introduced to the text by the U.S. Senate during its processing. Once the exchange of diplomatic notes has taken place and the convention is in effect, the convention is expected to reduce double taxation and lower withholding rates between the two countries. If the final steps to ratify the convention are finalized this year, its provisions will come into effect on January 1, 2024. However, the reduced withholding tax rates will take effect from the first day of the following month.

2023 Budget

On December 20, 2022, Law No. 21,516 (“2023 Budget”) was published in the Official Gazette. The following table sets forth the macroeconomic assumptions underlying the 2023 Budget when the bill was submitted to Congress in October 2022:

2023 Budget Assumptions

Real GDP growth (% change compared to the prior year)	(0.5)
Real domestic demand growth (% change compared to the prior year)	(4.1)
CPI (% change December 2023 compared to December 2022)	6.3
Annual average nominal exchange rate (Ps./US$1.00)	868
Annual average copper price (US$ cents per pound)	362

Source: Chilean Budget Office.

In July 2023, these macroeconomic assumptions were updated due to a better than expected activity performance in the first months of 2023 and a smaller base of comparison to the prior period, which resulted in an upward revision of the GDP growth, although slightly downward compared to the revised assumptions published in May 2023 (See “Republic of Chile—Public Sector Finances—2023 Budget” in the Annual Report).

The following table sets forth the current macroeconomic assumptions as of July 2023 underlying the 2023 Budget:

Current Budget Assumptions

Real GDP growth (% change compared to the prior year)	0.2
Real domestic demand growth (% change compared to the prior year)	(4.1)
CPI (% change December 2023 compared to December 2022)	7.8
Annual average nominal exchange rate (Ps./US$1.00)	811
Annual average copper price (US$ cents per pound)	385

Source: Chilean Budget Office.

Under these updated assumptions, projected central government revenues, when measured in constant pesos of 2023, are expected to reach Ps. 65,490 billion in 2023, lower than the assumptions made in May of 2023 of Ps. 66,243 billion and 10.9% lower in real terms than central government revenues for 2022. Projected central government expenditures, when measured in constant pesos of 2023, are expected to reach Ps. 70,793 billion in 2023. As a result, the effective deficit is expected to amount to 1.9% in 2023, while the central government’s gross debt is expected to reach 38.1% of GDP in 2023. The 2023 Budget allows the incurrence of indebtedness by Chile in an amount of US$17.0 billion.

Energy

On July 12, 2023 the government sent to the Senate a bill on energy transition, aimed, inter alia, at improving the transmission system to reduce emissions and solve curtailment problems, setting the principles of a national plan on energy, with an 8-year duration, and promoting energy storage.

Financial Sector

On July 12, 2023 the Senate approved in general a bill of law to strengthen the financial system in the case of a crisis such as the recent COVID-19 pandemic. The bill, that has yet to be discussed on its particular provisions, includes setting off for repo transactions in insolvency proceedings, expands the services of the Central Bank of Chile to include financial market infrastructures and non-bank financial intermediaries, allows private securities depository and custodian entities to perform clearing services, recognizes foreign central counterparties as local counterparties in securities, and creates a simplified procedure to obtain a tax ID number for non-residents in Chile entering into cross-border peso transactions.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2023
January	0.4	4.6	(0.3)
February	(0.3)	1.6	(0.5)
March	(1.9)	(6.7)	(1.0)
April	(1.1)	3.1	(1.6)
May	(2.0)	(7.5)	(1.1)

Source: Chilean Central Bank.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On June 19, 2023, the Chilean Central Bank announced that it would maintain the Tasa de Política Monetaria (“TPM”) at 11.25%, mainly to continue the decreasing trend in inflation, which is still above the 3.0% (+/-1.0%) target band.

Inflation

The following table shows changes in the Consumer Price Index or CPI for the period indicated.

Inflation

(% change from the previous 12-month period)

CPI
Twelve months ended June 30, 2023	7.6

Source:  CPI Report, National Institute of Statistics

PUBLIC SECTOR DEBT

Debt Record

The following tables set forth the net debt of the Chilean Central Bank and Central Government for the dates indicated:

Net Consolidated Debt of the Chilean Central Bank and Central Government (as a % of GDP)

	March, 2022	March, 2023
Net Consolidated Debt	15.2	21.5

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos of each year)

	March, 2022	March, 2023
Liabilities	41,092,338	50,491,213
Chilean Central Bank Notes and Bonds(1)	26,671,467	40,660,057
Fiscal Deposits	—	—
Others(2)	14,420,871	9,831,156
Assets without subordinated debt	51,732,297	47,443,415
Net International Reserves (in US$ million)	48,320	39,403
Others(3)	13,696,991	16,420,119
Total Net Debt without subordinated debt(1)(2)	10,639,959	(3,047,799)

(1)  Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.

(2)  Includes other deposits and obligations, reciprocal agreements and other securities.

(3)  Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt
(in millions of pesos of each year, except as indicated)

	March, 2022	March, 2023
Debt in pesos	56,473,213	64,641,513
External Debt	—	—
Domestic Debt	56,473,213	64,641,513
Assets in pesos	19,937,857	22,707,577
Assets in pesos, without public enterprises(1)	19,937,857	22,707,577
Chilean Central Bank Deposits	—	—
Financial debt of public enterprises with the Central government	—	—
Net debt in pesos(2)	36,536,627	41,933,936
Debt in U.S. dollars (in US$ million)	41,921	41,429
Treasury Bills with the Chilean Central Bank (in US$ million)	—	—
External Debt (in US$ million)	41,921	41,429
Assets in U.S. dollars, Chilean Central Bank Deposits(3) (in US$ million)	26,484	25,211
Net debt in U.S. dollars (in US$ million)	15,437	16,218
Total Financial Debt(4)	89,471,597	97,342,511
Total Financial Assets(5)	40,784,609	42,607,340
Total Net Financial Debt	48,686,988	54,735,171

(1) Does not include assets of the old scholarship system.

(2) Includes CORFO.

(3) Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.

(4) Debt in pesos plus debt in U.S. dollars (using the exchange rate at December 31 of the applicable year).

(5) Assets in pesos plus assets in U.S. dollars (using the exchange rate at December 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

Public Debt Statistics

Public Debt Report

Since 2006, the Ministry of Finance has published quarterly reports on public debt records, containing data on the assets and liabilities of the central government, the Chilean Central Bank and other relevant public institutions.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of March 31, 2023, central government liabilities represented 36.2% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 20.4% of GDP as of March 31, 2023.

Chilean Central Bank Debt and Consolidated Debt

As of March 31, 2022, the assets of the Chilean Central Bank exceeded its liabilities, resulting in net indebtedness equivalent to 1.1% of GDP. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of March 31, 2023 represented 21.5% of GDP.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also discloses information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of March 31, 2023, the total amount of public guarantees totaled 1.7% of GDP, as compared with 1.6% of GDP in 2022.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state-administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.1% of GDP as of March 31, 2023. This debt will be paid progressively as the workers who contributed to the old pension system retire.